Exhibit 99.2

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	17 October 2011
Form 20-F
Sims Metal Management Limited (the “Company”) filed its annual report for the fiscal year ended 30 June 2011 on Form 20-F with the United States Securities and Exchange Commission on 14 October 2011 and with the Australian Securities Exchange Limited on 17 October 2011. The Form 20-F is available on the Company’s website at www.simsmm.com. Shareholders may request a hard copy of the Company’s complete audited financial statements, free of charge, upon request.
About Sims Metal Management
Sims Metal Management is the world’s largest listed metal recycler with approximately 260 facilities and 6,300 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.
For further information contact
Daniel Strechay
Group Director — Communications & Public Relations
Tel: +1 212 500 7430